SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

STATE INVESTORS BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

8570300100

(CUSIP Number)

August 6, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8570300100	13G

1	NAMES OF REPORTING PERSONS
Deerhill Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

	5	SOLE VOTING POWER	103,151
NUMBER OF
SHARES	6	SHARED VOTING POWER	0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER	103,151
EACH
REPORTING	8	SHARED DISPOSITIVE POWER	0
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,151

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.47%(1)

12	TYPE OF REPORTING PERSON	IA

(1) Based on 2,308,019 shares of common stock (“Common Stock”) reported by State Investors Bancorp, Inc. (the “Company”) as outstanding as of November 13, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2014.

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CUSIP No. 8570300100	13G

1	NAMES OF REPORTING PERSONS
Deerhill Pond GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

	5	SOLE VOTING POWER	103,151
NUMBER OF
SHARES	6	SHARED VOTING POWER	0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER	103,151
EACH
REPORTING	8	SHARED DISPOSITIVE POWER	0
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,151

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.47%(1)

12	TYPE OF REPORTING PERSON	OO

(1) Based on 2,308,019 shares of Common Stock reported by the Company as outstanding as of November 13, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2014.

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CUSIP No. 8570300100	13G

1	NAMES OF REPORTING PERSONS
Michael T. O’Brien

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	5	SOLE VOTING POWER	18,000
NUMBER OF
SHARES	6	SHARED VOTING POWER	0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER	18,000
EACH
REPORTING	8	SHARED DISPOSITIVE POWER	121,151(1)
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,151

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.25%(2)

12	TYPE OF REPORTING PERSON	OO

(1) Mr. O’Brien is the Managing Member of Deerhill Management, LLC and therefore may be deemed to share dispositive power with respect to the securities held by Deerhill Management, LLC.

(2) Based on 2,308,019 shares of Common Stock reported by the Company as outstanding as of November 13, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2014.

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CUSIP No. 8570300100	13G

SCHEDULE 13G

Item 1(a).	Name of Issuer: State Investors Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

 104 Veterans Boulevard, Metairie, LA 70005

Item 2(a).             Name of Person Filing: This statement is filed by Deerhill Management, LLC, a New Jersey limited liability company, Deerhill Pond GP, LLC, a New Jersey limited liability company and Michael T. O’Brien, Managing Member of Deerhill Management, LLC (“Mr. O’Brien”), with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).             Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Deerhill Management, LLC and Deerhill Pond GP, LLC, and the business address of Mr. O’Brien, is 29 Deerhill Drive, Ho-Ho-Kus, NJ 07423.

Item 2(c).            Citizenship: Deerhill Management, LLC and Deerhill Pond GP, LLC are organized under the laws of the State of New Jersey. Mr. O’Brien is a citizen of the United States of America.

Item 2(d).            Title of Class of Securities: Common Stock, $.01 par value

Item 2(e).            CUSIP Number: 8570300100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

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CUSIP No. 8570300100	13G

Item 4.	Ownership:

(a)	Amount beneficially owned: 121,151*

(b)	Percent of class: 5.25% (based on 2,308,019 shares of Common Stock reported by the Company as outstanding as of November 13, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2014). As reported in the Company’s Form 8-K filed with the Commission on August 6, 2014, the Company repurchased 69,715 shares of Common Stock during the six months ended June 30, 2014 under its share repurchase program. Pursuant to this share repurchase, the Reporting Persons hereunder became beneficial owners of over 5% of the Company’s Common Stock as a result of an involuntary change to the number of outstanding securities of the Company.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	121,151

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	121,151

(iv)	Shared power to dispose or to direct the disposition of:	0

______________________

*The number of shares of Common Stock shown above as beneficially owned by the Reporting Persons herein includes the following (1) the clients of Deerhill Management, LLC own 103,151 shares of Common Stock, constituting approximately 4.47% of the shares outstanding; (2) by virtue of its position as an investment adviser, and the fact that it has been delegated authority to vote and dispose of the Common Stock, Deerhill Management, LLC may be deemed to beneficially own 103,151 shares of Common Stock held by its clients; and (3) Mr. O’Brien directly owns 18,000 shares of Common Stock, held in two IRA accounts (holding 4,100 and 5,300 shares of Common Stock, respectively) and a Trust Account for his wife and children (holding 8,600 shares of Common Stock), constituting approximately 0.78% of the shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

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CUSIP No. 8570300100	13G

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

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CUSIP No. 8570300100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2014

DEERHILL MANAGEMENT, LLC

By:	/s/ Michael T. O’Brien
Name:	Michael T. O’Brien
Title:	Managing Member

DEERHILL POND GP, LLC

By:	/s/ Michael T. O’Brien
Name:	Michael T. O’Brien
Title:	Managing Member

/s/ Michael T. O’Brien
Name:	Michael T. O’Brien

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Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01, of State Investors Bancorp, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 15, 2014	DEERHILL MANAGEMENT, LLC

	By:	/s/ Michael T. O’Brien
Michael T. O’Brien
Managing Member

DEERHILL POND GP, LLC

	By:	/s/ Michael T. O’Brien
Michael T. O’Brien
Managing Member

/s/ Michael T. O’Brien
MICHAEL T. O’BRIEN